                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 10)

                   Reinsurance Group of America, Incorporated
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   759351109
            --------------------------------------------------------
                                 (CUSIP Number)

                                  Gwenn L. Carr
                                  MetLife, Inc.
                               One Madison Avenue
                            New York, New York 10010
                                  (212)578-2211
            --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 December 16, 2003
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                 CUSIP No. 759351109

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              MetLife, Inc.
              13-4075851

-------------------------------------------------------------------------------

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

-------------------------------------------------------------------------------

     3   SEC USE ONLY

-------------------------------------------------------------------------------

     4   SOURCE OF FUNDS

              Not Applicable

-------------------------------------------------------------------------------

     5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-------------------------------------------------------------------------------

       NUMBER OF             7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY
         EACH       -----------------------------------------------------------
      REPORTING
        PERSON               8     SHARED VOTING POWER
         WITH
                                       32,243,539

                    -----------------------------------------------------------

                             9     SOLE DISPOSITIVE POWER

                                           None

                    -----------------------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                          32,243,539

-------------------------------------------------------------------------------

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              32,243,539

-------------------------------------------------------------------------------

     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.9%*

-------------------------------------------------------------------------------

     14  TYPE OF REPORTING PERSON

              HC

-------------------------------------------------------------------------------

-------------
* This percentage is based upon the number of Shares issued and outstanding as of December 9, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted (i) to give effect to the public offering by RGA of 12,075,000 Shares (including exercise of the underwriters' over-allotment option) and (ii) to reflect option exercises.

SCHEDULE 13D                                                 CUSIP No. 759351109

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Metropolitan Life Insurance Company
              13-5581829

-------------------------------------------------------------------------------

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

-------------------------------------------------------------------------------

     3   SEC USE ONLY

-------------------------------------------------------------------------------

     4   SOURCE OF FUNDS

              Not Applicable

-------------------------------------------------------------------------------

     5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

-------------------------------------------------------------------------------

       NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  None
       OWNED BY
        EACH         -----------------------------------------------------------
      REPORTING
        PERSON            8   SHARED VOTING POWER
         WITH
                                   32,243,539

                     -----------------------------------------------------------

                          9   SOLE DISPOSITIVE POWER

                                      None

                     -----------------------------------------------------------

                          10  SHARED DISPOSITIVE POWER

                                   32,243,539

-------------------------------------------------------------------------------

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              32,243,539

-------------------------------------------------------------------------------

     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.9%*

-------------------------------------------------------------------------------

     14  TYPE OF REPORTING PERSON

              IC

-------------------------------------------------------------------------------

---------------
* This percentage is based upon the number of Shares issued and outstanding as of December 9, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted (i) to give effect to the public offering by RGA of 12,075,000 Shares (including exercise of the underwriters' over-allotment option) and (ii) to reflect option exercises.

SCHEDULE 13D                                                 CUSIP No. 759351109

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              GenAmerica Financial Corporation
              43-1779470

-------------------------------------------------------------------------------

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

-------------------------------------------------------------------------------

     3   SEC USE ONLY

-------------------------------------------------------------------------------

     4   SOURCE OF FUNDS

          Not Applicable

-------------------------------------------------------------------------------

     5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------

       NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  None
       OWNED BY
        EACH         -----------------------------------------------------------
      REPORTING
       PERSON             8   SHARED VOTING POWER
        WITH
                                  32,243,539
                     -----------------------------------------------------------

                          9   SOLE DISPOSITIVE POWER

                                      None

                     -----------------------------------------------------------

                          10  SHARED DISPOSITIVE POWER

                                   32,243,539

--------------------------------------------------------------------------------

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              32,243,539

-------------------------------------------------------------------------------

     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.9%*

-------------------------------------------------------------------------------

     14  TYPE OF REPORTING PERSON

              HC, CO

-------------------------------------------------------------------------------

-----------------
* This percentage is based upon the number of Shares issued and outstanding as of December 9, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted (i) to give effect to the public offering by RGA of 12,075,000 Shares (including exercise of the underwriters' over-allotment option) and (ii) to reflect option exercises.

SCHEDULE 13D                                                 CUSIP No. 759351109

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              General American Life Insurance Company
              43-0285930

-------------------------------------------------------------------------------

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

-------------------------------------------------------------------------------

     3   SEC USE ONLY

-------------------------------------------------------------------------------

     4   SOURCE OF FUNDS

              Not Applicable

-------------------------------------------------------------------------------

     5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------

       NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  None
       OWNED BY      -----------------------------------------------------------
        EACH
      REPORTING           8   SHARED VOTING POWER
        PERSON
         WITH                      32,243,539

                     -----------------------------------------------------------

                          9   SOLE DISPOSITIVE POWER

                                      None

                     -----------------------------------------------------------

                          10  SHARED DISPOSITIVE POWER

                                   32,243,539

-------------------------------------------------------------------------------

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              32,243,539

-------------------------------------------------------------------------------

     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.9%*

-------------------------------------------------------------------------------

     14  TYPE OF REPORTING PERSON

              IC

-------------------------------------------------------------------------------

-----------
* This percentage is based upon the number of Shares issued and outstanding as of December 9, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted (i) to give effect to the public offering by RGA of 12,075,000 Shares (including exercise of the underwriters' over-allotment option) and (ii) to reflect option exercises.

SCHEDULE 13D                                                 CUSIP No. 759351109

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Equity Intermediary Company
              43-1727895

-------------------------------------------------------------------------------

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

-------------------------------------------------------------------------------

     3   SEC USE ONLY

-------------------------------------------------------------------------------

     4   SOURCE OF FUNDS

              Not Applicable

-------------------------------------------------------------------------------

     5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------

       NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  None
       OWNED BY
        EACH         -----------------------------------------------------------
      REPORTING
        PERSON            8   SHARED VOTING POWER
         WITH
                                   32,243,539

                     -----------------------------------------------------------

                          9   SOLE DISPOSITIVE POWER

                                     None

                     -----------------------------------------------------------

                          10  SHARED DISPOSITIVE POWER

                                    32,243,539

-------------------------------------------------------------------------------

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              32,243,539

-------------------------------------------------------------------------------

     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.9%*

-------------------------------------------------------------------------------

     14  TYPE OF REPORTING PERSON

              HC,CO

-------------------------------------------------------------------------------

--------------
* This percentage is based upon the number of Shares issued and outstanding as of December 9, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted (i) to give effect to the public offering by RGA of 12,075,000 Shares (including exercise of the underwriters' over-allotment option) and (ii) to reflect option exercises.

SCHEDULE 13D                                                 CUSIP No. 759351109

         This Statement amends the Schedule 13D Statement, as amended, of MetLife, Inc., Metropolitan Life Insurance Company, GenAmerica Financial Corporation, General American Life Insurance Company and Equity Intermediary Company (collectively, the "Filing Parties") in respect of the common stock of Reinsurance Group of America, Incorporated, as follows:

Item 2. Identity and Background.

         Exhibit 1 to this Statement is hereby amended by replacing under MLINC and MetLife, GenAmerica and GenAm Life, the description of Stewart G. Nagler's "Principal Occupation or Employment" with the following:

         "Vice-Chairman of the Board, MLINC and MetLife; Chairman of the Board, RGA; Director, GenAmerica and GenAm Life".

         Exhibit 1 is further amended by adding the following at the end of "Executive Officers (Who are not Directors)" of MLINC and MetLife:

         "William J. Wheeler    Executive Vice President and Chief Financial
                                Officer, MLINC and MetLife"

Item 3. Source and Amount of Funds or other Consideration.

         Item 3 is hereby amended by adding the following immediately preceding the last paragraph thereof:

         "On December 16, 2003, MLINC transferred its holdings of 2,532,600 Shares to EIM in exchange for 93,402 shares of Series A Cumulative Preferred Stock, par value $1,000 per share (the "EIM Preferred Stock") in accordance with a Sale Agreement dated as of December 11, 2003 by and between MLINC and EIM (the "Sale Agreement"). The terms of the EIM Preferred Stock are set forth in an Amendment of Articles of Incorporation and Certificate of Designation of Series A Cumulative Preferred Stock of EIM (the "Certificate of Designation"). On the same date, MetLife transferred its holdings of 4,784,689 Shares to GenAmerica; GenAmerica transferred these Shares to GenAm Life; and GenAm Life transferred these Shares to EIM. The transfers of Shares described in the preceding sentence were each made as a capital contribution.

         The descriptions of the Sale Agreement and the Certificate of Designation and the transaction contemplated thereby set forth in this Statement are qualified in their entirety by reference to the Sale Agreement included as
Exhibit 11 to this Statement and the Certificate of Designation included as
Exhibit 12 to this Statement, with each such Exhibit being incorporated herein by reference."

Item 4. Purpose of Transaction.

         Item 4 is hereby amended by replacing the number "10,500,000" with "12,075,000" in the penultimate paragraph thereof.

         Item 4 is hereby further amended by adding the following immediately preceding the last paragraph thereof:

         "The transfer on December 16, 2003 by MLINC to EIM and by MetLife (through GenAmerica and GenAm Life) to EIM of 2,532,600 and 4,784,689 Shares, respectively, was consummated in order to consolidate the enterprise's ownership of Shares, creating tax and accounting efficiencies, improving the risk-based capital ratios of MetLife and GenAm Life and improving the capital efficiency of MLINC."

SCHEDULE 13D                                                 CUSIP No. 759351109

Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended by replacing the first paragraph of Item 5(a) and (b) with the following:

         "As of December 16, 2003, each of the Filing Parties beneficially owned 32,243,539 Shares, or approximately 51.9 percent of the outstanding Shares. With respect to such Shares, each of the Filing Parties shares voting and dispositive power with each other. See Item 2 above."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended by adding after the last paragraph thereof the following:

         "In connection with the transfer by MLINC to EIM of 2,532,600 Shares, MLINC and EIM entered into the Sale Agreement. The Sale Agreement provides for the transfer by EIM to MLINC of 93,402 shares of EIM Preferred Stock in exchange for such Shares. The express terms and provisions of the EIM Preferred Stock, including the preferences, privileges and voting and other special rights thereof and the qualifications, limitations or restrictions thereon, are set forth in the Certificate of Designation.

         The descriptions of the Sale Agreement and the Certificate of Designation set forth in this Statement are qualified in their entirety by reference to such documents, included as Exhibits 11 and 12, respectively, which are incorporated herein in their entirety by reference. See also Item 3 above."

Item 7. Material to be Filed as Exhibits.

         Item 7 is hereby amended by adding the following Exhibits 11 and 12:

"Exhibit No.                                    Description
------------    -------------------------------------------------------------------------
     11         Sale Agreement dated as of December 11, 2003 by and between MLINC and EIM

     12         Amendment of Articles of Incorporation and Certificate of Designation of
                Series A Cumulative Preferred Stock of EIM"

SCHEDULE 13D                                                 CUSIP No. 759351109

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2003

                              METLIFE, INC.

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------
                              Name:  Anthony J. Williamson
                              Title: Senior Vice-President and Treasurer

                              METROPOLITAN LIFE INSURANCE COMPANY

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------
                              Name:  Anthony J. Williamson
                              Title: Senior Vice-President and Treasurer

                              GENAMERICA FINANCIAL CORPORATION

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------
                              Name:  Anthony J. Williamson
                              Title: Vice-President and Treasurer

                              GENERAL AMERICAN LIFE INSURANCE COMPANY

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------
                              Name:  Anthony J. Williamson
                              Title: Vice-President and Treasurer

                              EQUITY INTERMEDIARY COMPANY

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------
                              Name:  Anthony J. Williamson
                              Title: Director, Vice-President and Treasurer